Mail Stop 3561

August 14, 2009

Mr. Christopher Reed, Chief Executive Officer
Reed's, Inc.
13000 South Spring Street
Los Angeles, California 90061

> **Re: Reed's, Inc.**
> **Registration Statement on Form S-3/A**
> **File No. 333-156908**
> **Filed July 28, 2009**

Dear Mr. Reed:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comments one and seven of our letter dated July 15, 2009, and we reissue comment them. Your registration statement still remains incomplete. Please fill in all of the blanks throughout your registration statement and file all of your missing exhibits. Please note we need sufficient time to review these changes and exhibits prior to the effectiveness of your registration statement and may have further comments.

2.   Please provide us with a detailed analysis as to why you believe this transaction is eligible for registration on Form S-3 pursuant to General Instruction I.B.4. We may have further comment.

3.   Please revise footnote 4 in your fee table to clearly indicate that the indeterminate number of additional shares of common stock is being registered is in accordance with Rule 416 to prevent dilution resulting from stock splits, stock dividends or similar transactions.

4.   We note your response to comment four of our letter dated July 15, 2009. Please revise your cover page to indicate the number of shares of common stock underlying the Series B Preferred that are being registered.

The Rights Offering, page 41

5.   We note your statement that "each record date stockholder is being issued one right for every share of our Series B Preferred owned on the record date." Your cover page indicates that the company is distributing one right for every share of common stock that you own on the record date. Please revise as appropriate.

Form 10-K for the fiscal year ended December 31, 2008 Filed on March 27, 2009
Form 10-Q for quarter ended March 31, 2009 Filed May 13, 2009

6.   We note your proposed changes to your periodic reports in Exhibits A and B of your response letter. Please file your amended periodic reports.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Edwin Kim at (202) 551-3297 or David Link at (202) 551-3356 with any questions.

Sincerely,

John Reynolds
Assistant Director

cc: Ruba Qashu, Esq.
       Fax: (866) 313-3040